NEWS RELEASE

February 8, 2008

Symbol:	Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Extends Uranium Roll-front in Wyoming

Vancouver, February 8, 2008 - Tournigan Gold Corporation (TVC:TSX-V; TGP: Frankfurt) has received further down-hole radiometric survey results from its drill programme on the CR Trend claims in the Cyclone Rim area of the Great Divide Basin, Wyoming.

Tournigan’s extensive Cyclone Rim property is comprised of the UT claims in the west (see news release dated January 15, 2008) and the CR Trend. The CR Trend extends favourable uranium-bearing geology along the roll-front for a further 40 kilometres east of the UT claims

Tournigan is drilling nine fences of drill holes on the CR Trend claims to provide cross-sectional information along the favourable trend. Each fence is approximately 4,500 metres apart with vertical drill holes spaced approximately 122 metres apart along each fence (see attached map or visit www.tournigan.com).

Tournigan has received radiometric data from 34 drill holes. The Company is highly encouraged by results from two of the holes along the second fence and from two holes along the ninth fence, which is located approximately 32 kilometres further east.

Highlights include:

CR-14 with 0.059 % eU3O8 over 8 metres (26 ft)
CR-10 with 0.016 % eU3O8 over 5.5 metres (18 ft)

"This widely-spaced drill pattern was designed to establish the location of the roll-front by determining the oxidization-reduction boundaries below surface," said Tournigan president Jim Walchuck. "However, we also encountered uranium mineralization which was well beyond our expectations at this early stage."

12th Floor – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

The table below outlines the geologically significant intercepts received.

CR Claims Drilling – Geologically Significant Gamma Log Intercepts

Fence	Drill	From	To	Thickness	Average	GxT (1)
Line	Hole	(metres)	(metres)	(metres)	Grade)	(%metres)
					(% eU3O8)
Line 2	CR-10	41.9	47.4	5.5	0.016	0.088
	CR-14	63.4	71.3	7.9	0.059	0.468
Line 4	CR-29	125.9	126.5	0.6	0.026	0.016
Line 9	CR-32	16.5	18.4	2	0.03	0.059
		152.9	243.7	90.8	0.012	1.09
	Incl.	153.2	155.3	2.1	0.044	0.094
	Incl.	205.9	208.5	2.6	0.023	0.060
	Incl.	214.7	216	1.2	0.021	0.026
	Incl.	241.1	241.7	0.6	0.024	0.015
Line 9	CR-33	18.1	20	1.8	0.03	0.055
		161.4	237.6	76.2	0.012	0.914
	Incl.	167.2	169.8	2.6	0.02	0.052
	Incl.	211.5	212.8	1.2	0.022	0.027
	Incl	213.2	215.2	2	0.022	0.044
	Incl.	216.4	220.4	4	0.023	0.091
	Incl.	221.7	223.4	1.7	0.035	0.059

Notes:
Calculations may vary slightly due to rounding
1 Grade x Thickness factor (%eU3O8 x thickness in metres).

Hole CR-14 was subsequently twinned to obtain core samples from which the disequilibrium ratio could be determined. The disequilibrium ratio equates the true U3O8 content (%U3O8) to the radiometric equivalent (%eU3O8), which is determined by downhole radiometric logging. The cored hole and selected mineralized intervals were sent to Hazen Research in Golden, Colorado for these analyses. Results are expected by March, 2008.

The 34 rotary drill holes totalling 6,605 metres reported to date represent the first phase of Tournigan's drill programme. The Company will re-commence drilling in May, 2008 to complete its programme of approximately 8,000 metres laid out last year and will then reassess the results to determine the next course of action.

W. T. Cohan, P. Eng., Tournigan's consulting engineer, and the Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained herein.

About Tournigan

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. Tournigan is a mineral resource company with a focus on developing its best projects. Tournigan has obtained licenses in countries that are economically and politically stable, have good infrastructure, and a highly educated population.

On behalf of the Board of Directors of
TOURNIGAN GOLD CORPORATION

"James Walchuck"
James Walchuck, President and CEO

Forward-looking statements

Certain of the statements made herein, including any information as to Tournigan’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond Tournigan’s ability to control or predict. When used in this document, the words "could", "intend", "anticipate", "estimate", "expect" as they relate to Tournigan or its management, are intended to identify forward-looking statements or information. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Slovakia or the United States or other countries in which Tournigan does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including the accuracy of resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based), environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by Tournigan with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. Tournigan undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at +1 (604) 637-3563, or visit www.tournigan.com

N
UT
CRS
GDB
END
Line 1
Line 2
Line 3
Line 4
Line 5
Line 6
Line7
Line 8
Line 9
Roll Front Trend
(source: Boberg 1981)
CR-014: 7.9m 0.059% eU3O8
CR-010: 5.5m 0.018% eU3O8
CR-033: 2.1m 0.044% eU3O8
CR-033: 4.0m 0.023% eU3O8
Sweetwater
Mill
15kms
T25N
R96W
R95W
R95W
R94W
4,673,000 mN
4,670,000 mN
Sweetwater River Resources
Tournigan USA
WGDB - CR Trend Project
Drill Hole Location Map &
Significant Intercepts

WGDB - CR - CR Trend Significant Intercepts

Hole Id	Section	From(m)	To(m)	Int.(m)	%eU3O8		
CR-010	Line 2	41.9	43.7	1.8	0.018	0.108	incl 3.0ft 0.024%
		41.9	47.4	5.5	0.016	0.288	incl 1.0ft 0.035%
CR-014	Line 2	63.4	71.3	7.9	0.059	1.534	incl 2.5ft 0.15%
CR-029	Line 4	125.9	126.5	0.6	0.026	0.052	
CR-032	Line 9	16.5	18.4	2.0	0.030	0.195	
		153.2	155.3	2.1	0.044	0.308	
		205.9	208.5	2.6	0.023	0.196	
		214.7	216.0	1.2	0.021	0.084	
		241.1	241.7	0.6	0.024	0.048	
CR-033	Line 9	18.1	20.0	1.8	0.030	0.180	
		167.2	169.8	2.6	0.020	0.170	
		211.5	212.8	1.2	0.022	0.088	
		213.2	215.2	2.0	0.022	0.143	
		216.4	220.4	4.0	0.023	0.299	
		221.7	223.4	1.7	0.035	0.193